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                            January 19, 2023

       David Hui Shao
       Chief Executive Officer
       YishengBio Co., Ltd
       Building No. 2, 38 Yongda Road
       Daxing Biomedical Industry Park
       Daxing District, Beijing, PRC

                                                        Re: YishengBio Co., Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed January 13,
2023
                                                            File No. 333-269031

       Dear David Hui Shao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information
       Note 1. Basis of Presentation, page 335

   1. We note your response to our prior comment 2 and the revisions made to your pro forma financial information,
including changes to the periods presented in your Pro Forma
                                                        Condensed Combined
Statements of Operations (i.e., year ended December 31, 2021 and the nine months ended
September 30, 2022.) Please note that the age of the pro forma financial information
included in a registration statement should be based on the age of financial statements
requirement applicable to the registrant. Accordingly, as YS
                                                        Biopharma is the
registrant, it is unclear why you have not presented your Pro Forma
 David Hui Shao
YishengBio Co., Ltd
January 19, 2023
Page 2
      Condensed Combined Statements of Operations for the year ended March 31, 2022 and the six months ended September 30, 2022 consistent with the financial statements presented for YS Biopharma beginning on page F-42. Please revise accordingly.
General

2. Please revise throughout where you discuss the Holding Foreign Companies Accountable
      Act (the "HFCA Act") to reflect the HFCA Act timeline for a potential trading prohibition was shortened from three years to two years, as part of the "Consolidated Appropriations
      Act, 2023," signed into law on December 29, 2022.
       You may contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Jason Drory at 202-551-8342 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Hui Shao
                                                          Division of
Corporation Finance
Comapany NameYishengBio Co., Ltd
                                                          Office of Life
Sciences
January 19, 2023 Page 2
cc:       Dan Ouyang, Esq.
FirstName LastName